-------------------------------------------
                                                  OMB APPROVAL
                                   -------------------------------------------
                                     OMB Number:                     3235.0145
                                     Expires:                  August 31, 1999

                                     Estimated average burden
                                     hours per form...................   14.90

                                   -------------------------------------------



                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
             Information to be Included in Statements Filed Pursuant
     to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                             (Amendment No. ______)*


                        CONVERGENCE COMMUNICATIONS, INC.
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
                          -----------------------------
                         (Title of Class of Securities)

                                      None
                                   ---------
                                 (CUSIP Number)

                            Scott R. Carpenter, Esq.
                             Parsons Behle & Latimer
                           201 South Main, Suite 1800
                           Salt Lake City, Utah 84101
                                 (801) 532-1234
                        --------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 12, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                        (Continued on following page(s))

CUSIP No.                           13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Estate of George S. D'Ambrosio

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       00

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       State of Utah, United States of America

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,039,000 Common Shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,039,000 Common Shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,039,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.85%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       00


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1.  Security and Issuer

         This Schedule 13D relates to Common Stock, par value $.001 per share (the "Common Stock"), of CONVERGENCE COMMUNICATIONS, INC. (the "Issuer"), a Nevada corporation. The principal executive offices of the Issuer are located at 102 West 500 South, Suite 320, Salt Lake City, Utah 84101.

Item 2.  Identity and Background

         This Schedule 13D is filed by the Estate of George S. D'Ambrosio (the "Estate"), an estate created under the probate and administration laws of the State of Utah. The Estate was created by reason of the death of George S. D'Ambrosio on September 28, 1999. The personal representative of the Estate is Lance D'Ambrosio (a son of George S. D'Ambrosio), who was appointed to that position upon application to the Third Judicial District Court for the State of Utah on October 12, 1999. The Estate's address is c/o Lance D'Ambrosio at 3276 East Almira Court, Salt Lake City, Utah 84121.

         Neither the Estate nor George D'Ambrosio has been convicted, during the past five years, in any criminal proceeding, nor has it or he been (and is not currently) a party to a civil proceeding that resulted or could result in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Not Applicable. The transfer of beneficial ownership described herein resulted from the death of George S. D'Ambrosio on September 28, 1999. No consideration was paid in connection with the change of beneficial ownership. Except as set forth in this Schedule 13D, the Estate has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in Item 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of its investment alternatives, the Estate may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such events or matters, or may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other parties regarding such matters.

Item 4.  Purpose of Transaction

         Not Applicable.  The change of beneficial ownership giving rise to this
Schedule 13D occurred as a result of the death of George S. D'Ambrosio and the appointment of Lance D'Ambrosio as personal representative of the Estate.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Schedule 13D, the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Estate is 1,039,000 shares of Common Stock, which represents approximately 8.85% of that class of the Issuer's securities, based on 11,738,277 outstanding shares of Common Stock, as reported in the Issuer's filings. As described in greater detail below, the Estate is a party to a Shareholders' Agreement dated October 18, 1999 among it, the Issuer, and certain other parties. To the extent a "group" is deemed to exist by virtue of the Shareholders' Agreement under the provisions of Rule 13d-5(b)(1) promulgated under the Exchange Act, the Estate could be deemed to have beneficial ownership for purposes of Section 13(g) and 13(d) of the Exchange Act of all the equity securities of the Issuer beneficially owned by the other parties to the Shareholders' Agreement. This Schedule 13D should and shall not be construed as an admission, for purposes of Sections 13(g) or 13(d) of Regulation 13D through 13G of the Exchange Act (nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder), that the Estate is the beneficial owner of any securities of the Issuer owned by any other party to the Shareholders' Agreement. Further, this Schedule 13D should and shall not be construed as an admission, for purposes of Sections 13(g) or 13(d) of Regulation 13D through 13G of the Exchange Act (nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder), that Lance D'Ambrosio is the beneficial owner of any securities of the Issuer owned by the Estate.


         (b) The Estate has sole voting and disposition power over all of the shares described in paragraph (a), above.

         (c) There were no transactions in the class of securities reported on herein that were effected by the Estate during the last sixty days aside from those discussed herein.

         (d) No person aside from the reporting person listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On October 18, 1999, certain accredited investors acquired interests in the Issuer's securities pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended. In connection with that same transaction, the Estate executed a Shareholders' Agreement (the "Shareholders' Agreement") and an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement").

         The Shareholders' Agreement provides, among other things, that the parties thereto may not transfer securities of the Issuer owned by them (other than to their affiliates) unless (i) all such parties, acting together, transfer their Issuer securities for cash or publicly traded securities, or (ii) there occurs a registered public offering of the Issuer's securities meeting certain requirements. After a public offering referred to in clause (ii), the parties may transfer their securities of the Issuer, subject to rights of co-sale ("Tag-Along Rights") on the part of the other parties to the Shareholders' Agreement, except in the case of transfers to affiliates. The Shareholders' Agreement provides for a board of directors of five members (to be expanded to ten members), and permits each of five groups of parties to the Shareholders' Agreement to designate a director (two directors after the expansion of the board to ten members), with all parties agreeing to vote for such designees. Under the terms of the Shareholders' Agreement, the board of directors of the Issuer will make all decisions with respect to ordinary matters regarding the business and operations of the Issuer by simple majority vote of the directors present at a meeting duly called and convened. Certain actions by the Company, however, require the vote of a designated director of any three of the groups, while certain other actions require the vote of a designated director of any four of the groups, and other actions require the vote of a designated director from all five groups.

         The Shareholders' Agreement also provides that, if any third party offers to acquire all of the Issuer's equity held by the shareholder parties for cash consideration at a price that will cause the shareholder parties to obtain a specified rate of return on their investment, and three of the shareholder parties who designate director nominees agree to enter into that transaction, then all of the shareholder parties will be obligated to participate in the transaction (the "Co-Sale Obligation").

         Under the Registration Rights Agreement, the Issuer granted the purchasers of its securities under the October 18, 1999 agreements (and certain other shareholders who had previously received registration rights) certain rights relating to the registration of their Common Stock of the Issuer (whether that Common Stock is obtained pursuant to the exercise of any derivative security or through the conversion of equity securities other than Common Stock into Common Stock). The Registration Rights Agreement provides that one or more of the shareholder parties thereto owning 20% or more of the registrable securities may demand registration of their securities under the Securities Act of 1933, as amended, on up to three occasions, and that each shareholder party to the Registration Rights Agreement has unlimited piggyback registration rights and unlimited demand registration rights with respect to registrations on Forms S-2 and S-3. Under the terms of the Registration Rights Agreement, the Estate was granted registration rights on a limited basis, and only to the extent necessary for it to exercise its Tag-Along Rights and comply with its Co-Sale Obligation under the terms of the Shareholders' Agreement.

         The descriptions of the Shareholders' Agreement and Registration Rights Agreement, as set forth in this Schedule 13D, are qualified in their entirety by reference to the Shareholders' Agreement and Registration Rights Agreement.

Item 7 Material to be Filed as Exhibits

         (a) The Estate hereby incorporates by reference, as Exhibits A and B to this Schedule 13D, Exhibits E and F accompanying the Schedule 13D filed by the TCW Group, Inc. and related reporting persons on October 28, 1999 with respect to its October 18, 1999 transactions with the Issuer (the "TCW Schedule 13D"). Exhibit E to the TCW Schedule 13D is the Shareholders' Agreement among Telematica EDC, C.A., TCW/CCI Holding LLC, International Finance Corporation, Glacier Latin-America Ltd., the Estate of George S. D'Ambrosio, Lance D'Ambrosio, Troy D'Ambrosio, FondElec Group, Inc., Pegasus Fund L.P., FondElec Essential Services Growth Fund, L.P., Internexus S.A. and Convergence Communications, Inc. dated October 18, 1999. Exhibit F to the TCW Schedule 13D is the Amended and Restated Registration Rights Agreement among Convergence Communications, Inc., Pegasus Group, L.P., FondElec Essential Services Growth Fund, L.P., Internexus S.A., Telematica EDC, C.A., TCW/CCI Holding LLC, International Finance Corporation, Glacier Latin-America Ltd. and Lance D'Ambrosio, Troy D'Ambrosio and the Estate of George S. D'Ambrosio, dated October 18, 1999.

         (b) Attached as Exhibit C hereto is the Letter of Administration, as approved and issued by the District Court for the Third Judicial District for the State of Utah on October 12, 1999, appointing Lance D'Ambrosio as the personal representative of the Estate of George S. D'Ambrosio.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated this 28th day of October, 1999.


                                       ESTATE OF GEORGE S. D'AMBROSIO.


                                         /s/ Lance D'Ambrosio
                                       -----------------------------------------
                                       Lance D'Ambrosio, Personal Representative


(120496DTI)